Exhibit 99.3

Dogness Reports Fiscal Six Months 2022 Financial Results

Highlights for the Six Months Ended December 31, 2021
●	48.4% Revenue Increase YoY to $18.2 Million
●	192.6% Increase YoY in Sales of Intelligent Pet Products
●	47.8% Gross Profit Expansion YoY to $7.1 Million

PLANO, Texas, May 26, 2022 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its unaudited financial results for the six months ended December 31, 2021.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We achieved over 48% revenue growth for the six months ended December 31, 2021 compared to the prior period, led by the 192.6% sales increase of Dogness’ intelligent pet products. Our team is flawlessly executing on our expanded product development and increased distribution to capture a greater share of the higher global demand for pet products. Our strategic decision to dedicate greater resources to produce and promote sales of higher margin intelligent pet products paid off with a 154.8% increase in sales volume for intelligent pet products for the six months ended December 31, 2021, as compared to the same period last year. Sales of our intelligent pet products accounted for approximately 54.5 % of total sales during the six months ended December 31, 2021, up from approximately 27.6% in the year ago period.”

“We continued to expand our sales channels to more leading online and digital shopping platforms, as well as live streaming sales platforms hosted by influencers. These ecommerce sales normally have higher profit margin than traditional sales channels. The combination of our strategies led to a 58.0% increase in our average selling price during the six months ended December 31, 2021, as compared to the same period of 2020. At the same time, we continue to upgrade our production lines for traditional pet products to improve productivity and lower production costs. As a result, we have been able to lower our selling price for traditional pet products, but still maintain healthy profit margins. In addition, our sales strategy for traditional pet products helped us to successfully retain existing customers, attract new customers, and increase awareness for our intelligent pet products.”

Silong Chen, Chairman and Chief Executive Officer of Dogness, concluded, “Dogness is firing on all cylinders despite the headwinds from COVID-19, supply chain constraints, global inflation, higher costs and logistics delays. We expect the headwinds will eventually start to lessen and we are well positioned for continued development led by our R&D track record, expanding intelligent product line and strong financial position. We expect to benefit from the booming pet culture in the key markets we serve worldwide, where more and more young consumers have become pet owners and are seeking the smart pet products Dogness specializes in, including our App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. While we are pleased with our strong financial results, we are even more excited about the future. We have a very positive outlook for our business growth and remain focused on building value for our shareholders.”

Financial Results for the Fiscal Six Months Ended December 31, 2021

Revenue for the six months ended December 31, 2021 increased 48.4% to $18.2 million from $12.2 million in the six months ended December 31, 2020. The increase in revenue was primarily attributable to a 192.6% increase in sales of Dogness’ intelligent pet products, which are benefitting from high demand and a higher average selling price than the Company’s traditional pet products. Dogness has built an integrated sales platform across all channels, with major customers including, Petco, PetSmart, Costco Wholesale Corporation, Sam’s Club, Walmart, Target, QVC®, Pet Value, Pets at Home, PETZL, Petmate, Trendspark, Anyi Trading, IKEA, SimplyShe, and online shopping platforms, such as Amazon, Chewy.com, Boqii Holding Limited, Target.com, HomeDepot.com, Loews.com, Wayfair.com, JD, Tmall and Taobao, as well as live streaming sales platforms hosted by influencers.

During the six months ended December 31, 2021, Dogness’ total sales in international markets increased by 65.9% to approximately $9.6 million from approximately $5.8 million for the same period last year, while domestic sales increased by 32.7% to approximately $8.5 million for the six months ended December 31, 2021 from approximately $6.4 million for the same period last year. Growth was led by a 73.5% increase in sales to the U.S., a 237.8% increase in sales to Japan and other Asian countries and regions, and a 32.7% increase in sales to mainland China.

Cost of revenues increased by approximately 48% to approximately $11.1 million for the six months ended December 31, 2021 from approximately $7.5 million in the year ago period. As a percentage of revenues, the cost of goods sold increased slightly by approximately 0.2 percentage points to 61.1% for the six months ended December 31, 2021 from 60.9% for the six months ended December 31, 2020. This was mainly because the Company continues to upgrade its production lines for both traditional and intelligent pet products to improve productivity and reduce production costs.

Gross profit increased by approximately 47.8%, to approximately $7.1 million for the six months ended December 31, 2021 from approximately $4.8 million for the six months ended December 31, 2020 primarily attributable to the increased sales volume of the Company’s intelligent pet products, which have much higher gross profit than its traditional pet products. Overall gross profit margin was 38.9%, a decrease of 0.2 percentage points, for the six months ended December 31, 2021, as compared to 39.1% for the six months ended December 31, 2020.

Comprehensive income was approximately $2.2 million or $0.04 per basic and diluted share for the six months ended December 31, 2021 using 31,853,431 weighted average shares outstanding, compared to $4.9 million or $0.03 per basic and diluted share for the six months ended December 31, 2020 using 25,913,631 weighted average shares outstanding. The net income increase was the result of increased sales and gross profit, offset by increased cost of revenues, as discussed above.

The Company had a balance of cash and short-term investments of approximately $7.1 million as of December 31, 2021, compared to approximately $4.9 million as of December 31, 2020.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended December 31,
	2021	2020
Revenues - third party customers	$16,850,752	$11,697,156
Revenues – related parties	1,325,617	548,351
Total Revenues	18,176,369	12,245,507

Cost of revenues – third party customers	(10,369,603)	(7,170,811)
Cost of revenues – related parties	(728,572)	(285,258)
Total cost of revenues	(11,098,175)	(7,456,069)
Gross Profit	7,078,194	4,789,438

Operating expenses:
Selling expenses	961,478	1,000,340
General and administrative expenses	3,594,551	2,186,886
Research and development expenses	459,411	254,924
Total operating expenses	5,015,440	3,442,150

Income (loss) from operations	2,062,754	1,347,288

Other expenses:
Interest expense, net	(147,356)	(111,690)
Foreign exchange transaction gain (loss)	(143,953)	(119,082)
Other income (expenses), net	40,783	22,510
Rental income from related parties, net	80,895	136,055
Gain from disposition of a subsidiary	-	5,104
Total other expense, net	(169,631)	(67,103)

Income before income taxes	1,893,123	1,280,185
Provision for income taxes	815,393	530,679
Net income	1,077,730	749,506
Less: net loss attributable to noncontrolling interest	(120,902)	(89,742)
Net income attributable to Dogness (International) Corporation	1,198,632	839,248

Other comprehensive income:
Foreign currency translation gain	1,089,598	4,171,436
Comprehensive income	2,167,328	4,920,942
Less: comprehensive loss attributable to noncontrolling interest	(115,174)	(39,791)
Comprehensive income attributable to Dogness (International) Corporation	$2,282,502	$4,960,733

Earnings Per share
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted Average Shares Outstanding
Basic	31,853,431	25,913,631
Diluted	32,252,895	25,931,146

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	2021	2021
ASSETS
CURRENT ASSETS
Cash	$7,006,248	$4,912,442
Restricted cash	-	23,312
Short-term investments	54,915	549,895
Accounts receivable from third-party customers, net	3,905,754	2,367,326
Accounts receivable from a related party	957,396	515,193
Inventories, net	3,873,586	4,203,163
Due from related parties	61,297	32,528
Prepayments and other current assets	877,090	1,662,272
Total current assets	16,736,286	14,266,131

Property, plant and equipment, net	73,604,671	69,876,039
Right-of-use lease assets, net	5,031,465	5,170,395
Intangible assets, net	2,210,222	2,223,285
Long-term investments in equity investees	1,725,900	1,703,900
Deferred tax assets	430,601	605,658
TOTAL ASSETS	$99,739,145	$93,845,408

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$688,000	$704,446
Current portion of long term bank loans	974,660	796,416
Accounts payable	1,271,812	847,151
Accounts payable – related parties	1,270,300	350,199
Due to related parties	1,273,741	2,001,940
Advances from customers	250,080	209,508
Taxes payable	4,951,940	4,443,192
Accrued expenses and other current liabilities	6,858,073	11,737,680
Operating lease liabilities, current	180,420	171,803
Total current liabilities	17,719,026	21,262,335

Long term bank loans	6,152,375	6,557,608
Operating lease liabilities, non-current	1,046,490	1,123,060
TOTAL LIABILITIES	24,917,891	28,943,003

Commitments

EQUITY
Common shares, $0.002 par value, 100,000,000 shares authorized, 33,468,561 and 29,624,814 issued and outstanding as of December 31, 2021 and June 30, 2021, respectively
Class A Common shares	48,798	41,111
Class B Common shares	18,138	18,138

Additional paid-in capital	68,099,112	60,355,278
Statutory reserve	291,443	291,443
Retained earnings	5,827,340	4,628,708
Accumulated other comprehensive gain (loss)	123,585	(960,285)
Total Dogness (International) Corporation shareholders’ equity	74,408,416	64,374,393

Noncontrolling interest	412,838	528,012
Total equity	74,821,254	64,902,405

TOTAL LIABILITIES AND EQUITY	$99,739,145	$93,845,408